NEWS RELEASE

GOLDCORP DECLARES THIRD MONTHLY DIVIDEND PAYMENT FOR 2004
(All dollar amounts in United States dollars (US$))

Toronto, February 18, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its third regular monthly dividend payment for 2004 of $0.015 per share. Shareholders of record at the close of business on Wednesday, March 10, 2004 will be entitled to receive payment of this dividend on Tuesday, March 30, 2004. Goldcorp intends to make twelve (12) monthly payments of $0.015 per share in 2004 for a total annual dividend payment of $0.18 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Chris Bradbrook	145 King Street West
Vice President, Corporate Development	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Fax: (416) 361-5741	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com